ASM INTERNATIONAL N.V. - REMUNERATION POLICY

1. General

The objective of the remuneration policy for the members of the Management Board of ASM International N.V. ("ASMI") is to provide a remuneration system that:

(a)	creates a remuneration structure that will allow ASMI to attract, reward and retain qualified executives; and

(b)	provides and motivates executives with a balanced and competitive remuneration that is focused on sustainable results and is aligned with the long term strategy of ASMI.

In determining the level and structure of the remuneration of the members of the Management Board, the Supervisory Board shall take into account, among other things, the financial and operational results as well as non-financial indicators relevant to the long term objectives of ASMI. The Supervisory Board has performed and will perform scenario analyses to assess that the outcomes of variable remuneration components appropriately reflect performance and with due regard for the risks to which variable remuneration may expose ASMI.

In determining the compensation of members of the Management Board, the Supervisory Board will take into account the impact of the overall remuneration of the Management Board on the pay differential within ASMI.

The remuneration of the members of the Management Board consists of the following four components:

•    a fixed (base) salary component;

•    a variable component (annual bonus or short-term incentive);

•    a long-term component (long-term incentive) in the form of stock options; and

•    pension provisions and fringe benefits.

2. Fixed component

Base salaries will be determined on the basis of benchmarking comparable companies (peer group) with the assistance of external advisers. Several reference points will be taken into account in this benchmark given ASMI's international nature such as operations in comparable geographical and industrial markets.

3. Variable component (annual bonus)

A member of the Management Board will be eligible for an annual bonus of up to 75% of the annual fixed salary for on target performance. The maximum annual bonus is up to 125% of the annual fixed salary in case of outperformance. The bonus levels are set by the Supervisory Board and may vary per member of the Management Board. A part of the bonus is related to pre-determined quantified financial targets and accounts for 75% of the annual bonus and part of the bonus is related to non-financial / personal targets and will account for 25% of the annual bonus.

The targets will be set annually for the relevant year. The targets are predetermined, assessable and influenceable and are supportive of the long term strategy of ASMI. The financial elements to be measured may change in time. Possible examples are Net Profit and also Sales, EBIT and Free Cash Flow before Financing. If the performance on the financial targets does not exceed 70 % of the target level, the part of the bonus that is related to financial targets will be zero.

The non-financial targets will be determined prior to the start of the relevant year. These targets are derived from ASMI's strategic and organizational priorities and also include qualitative targets that are relevant to the responsibilities of the individual Management Board member. The targets are set by the Supervisory Board. Achievement of the targets will be measured shortly after the end of the relevant year. Notwithstanding such measurement, if the financial performance of ASMI in the relevant year does not warrant a bonus payout, the Supervisory Board has the discretion to not pay out the part of the bonus that is related to non-financial targets.

ASMI does not disclose the actual (financial) targets as this is considered commercially/competition sensitive information.

4. Stock options

Stock options for the Management Board constitute a long term incentive. The number of options to be granted will be based on a fair value approach up to a maximum of 100 % of the fixed salary of the relevant board member. The amount of options will be determined annually by the Supervisory Board depending on the contribution to the long term development of ASMI and the impact of the option grant on the total remuneration of the Management Board. The Supervisory Board shall ensure that the total remuneration of the Management Board remains within the objectives of this remuneration policy and is supportive to the long term strategy of ASMI.

In order to limit potential dilution the Supervisory Board will see to it that at any time the amount of outstanding (vested and non-vested) options granted to the Management Board and to other employees will not exceed 7.5% of the issued ordinary share capital of ASMI. In addition, ASMI may repurchase outstanding shares in order to mitigate possible dilution. An important objective of stock options is to provide an incentive to the Management Board members to continue their employment relationship with ASMI and to focus on the creation of sustainable shareholder value. Therefore, the stock options vest after a minimum of three years of continued employment and can be exercised for a period of four years after vesting or until 3 months after termination of employment, if earlier. Stock options will only deliver value to the Management Board if, and to the extent, over this period the value of the underlying stock exceeds the exercise price of the options.

The exercise price of options will be equal to the average closing price on Euronext of ASMI shares during the five trading days preceding the granting of the option and including the date of granting. In principle options, if any, will be granted following the announcement of the annual and/or half- year results. Neither the exercise price of options granted nor the other conditions may be modified during the term of the options, except in so far as prompted by structural changes relating to ASMI or its shares in accordance with established market practice.

5. Discretionary adjustments and claw back clause

In exceptional circumstances the Supervisory Board will have the discretionary authority to make adjustments to the amount of the annual bonus. If a variable component conditionally awarded in a previous financial year would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved, the Supervisory Board has the power to adjust the value downwards or upwards (ultimum remedium).

Furthermore, the Supervisory Board may recover from the Management Board any variable remuneration awarded on the basis of incorrect financial or other data (claw back clause).

6. Pension arrangements and fringe benefits

The pension arrangements of the members of the Management Board consist of an industry wide pension arrangement and of supplemental arrangements with respect to the pensionable salary in excess of the maximum amount insured under the industry wide arrangements. Generally the premium is shared between the company and the relevant individual in the proportion of 2/3rd- to 1/3rd.

With respect to pension arrangements the Supervisory Board will also benchmark against pension arrangements of comparable companies to ensure conformity with the market as the current arrangements of the company are considered to be well below market average

In addition members of the Management Board are entitled to the usual fringe benefits such as a company car, expense allowance, medical insurance, accident insurance etc.

***

Almere, 20 mei 2010